SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 12)

                                  NESTOR, INC.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    641074505
                       ----------------------------------
                                 (CUSIP Number)

                               William B. Danzell
                           Silver Star Partners I, LLC
                                    Suite 300
                            The Professional Building
                                2 Corpus Christi
                          Hilton Head Island, SC 29928
                                 (843) 785-2929
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 641074505                    13D                     Page 2 of 5 Pages
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Silver Star Partners I, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |X|
                                                                        (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER

                    9,936,430
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           9,936430
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,936,430 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |X|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.3% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

         This Amendment amends and restates the statement on Schedule 13D, as amended, of Silver Star Partners I, LLC, filed with the Securities and Exchange Commission on April 15, 2003 relating to the common stock, par value $0.01 per share, of Nestor, Inc., a Delaware corporation.

ITEM 1. SECURITY AND ISSUER.

Nestor, Inc., 42 Oriental Street, Third Floor, Providence, Rhode Island 02908

Common stock, par value $0.01 per share.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The person filing this Statement is Silver Star Partners I, LLC, a Delaware limited liability company ("Silver Star"). William B. Danzell is the Managing Director of Silver Star.

         (b) The business address of Silver Star and of Mr. Danzell is Suite 300, The Professional Building, 2 Corpus Christi, Hilton Head Island, SC 29928.

         (c) The principal business of Silver Star is investing in securities in order to achieve certain investment objectives. Mr. Danzell, the Managing Director of Silver Star, was a director of Nestor until his resignation, effective October 2, 2007, and was, until May 17, 2007, the Chief Executive Officer. Mr. Danzell is the founder and President of Danzell Investment Management, Ltd., an investment management firm, located at Suite 300, The Professional Building, 2 Corpus Christi, Hilton Head Island, SC 29928.

         (d) Neither Silver Star nor Mr. Danzell has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Silver Star nor Mr. Danzell has been during the last five years a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to federal or state securities laws or finding any violation of such laws.

         (f) Silver Star is a Delaware limited liability company and Mr. Danzell is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used by Silver Star for the purchase of shares of Nestor's common stock was working capital.

ITEM 4. PURPOSE OF TRANSACTION.

         Silver Star had acquired the Nestor's common stock for investment purposes, with a view to controlling Nestor. In September 2007, Silver Star failed in two attempts to reconstitute the board of directors and Mr. Danzell no longer is an officer or director of Nestor as of May 17, 2007 and October 2, 2007, respectively. Accordingly, Silver Star has determined to distribute its Nestor shareholdings, pro rata, to its partners.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Based upon 28,954,219 shares of Nestor common stock outstanding as of July 31, 2007, Silver Star was the beneficial owner of 9,936,430 shares of common stock of the issuer, or about 34.3%, including: 238,336 shares, or less than 1%, in investment management accounts over which Mr. Danzell has discretionary power of attorney; but excluding a stock option held by Mr. Danzell to purchase 100,000 shares at $4.95 per share as of December 31, 2004 and an additional 400,000 shares exercisable as to 200,000 shares at $4.95 per share on December 31, 2005 and 200,000 shares on December 3, 2006; and another stock option held by Mr. Danzell to purchase an additional 500,000 shares at $4.95 per share exercisable on the earlier of October 13, 2012 or on different dates on which the 10-day average reported market price of the shares exceeds the exercise price by specified percentages.

         By virtue of his position as Managing Director of Silver Star, Mr. Danzell may be deemed the beneficial owner of the shares held by Silver Star. Silver Star and Mr. Danzell each disclaim beneficial ownership of any shares held by any other person.

         (c),(d),and (e) None/not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between either Silver Star or Mr. Danzell and any other person with respect to securities of the issuer, except Silver Star's determination to distribute its Nestor shareholdings to its partners, pro rata.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement, as amended, is true, complete and correct.

                                                SILVER STAR PARTNERS I, LLC


Date: October 9, 2007                           By:  /s/ William B. Danzell
                                                     ---------------------------
                                                     Name: William B. Danzell
                                                     Title: Managing Director